PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 403 509 7500 Facsimile +1 403 781 1825

October 6, 2010

Alberta Securities Commission Zodiac Exploration Inc.

Dear Sirs/Mesdames:

Re: Zodiac Exploration Inc. – Notice of Change of Auditors

This letter is being delivered to you pursuant to National Instrument 51-102 of the Canadian Securities Administrators ("NI 51-102") in connection with STS Partners LLP ceasing to be the auditors of Zodiac Exploration Ltd. ("Zodiac") and the appointment of PricewaterhouseCoopers LLP as the successor to STS Partners LLP as auditor of Zodiac.

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditors prepared by Zodiac dated October 5, 2010. Based upon our knowledge as at the date hereof, we hereby confirm that we are in agreement with the statements contained in the Notice that relate to us and that we have no basis to agree or disagree with the statements contained in the Notice that relate to STS Partners LLP.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.